November 7, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 of Solaris Oilfield Infrastructure, Inc., a Delaware corporation (the “Company”) (Registration No. 333-221389)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of the Company’s Class A common stock, we hereby join the Company request for acceleration of effectiveness of the above-referenced registration statement to 4:45 p.m. (Washington, D.C. time) on November 9, 2017, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have not yet effected any distribution of a preliminary prospectus related to the offering as of the date hereof, but we intend to do so upon effectiveness.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN SACHS & CO. LLC
As Representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jill Ford
	Name:	Jill Ford
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
	Name:	Charles Park
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER